HAWKEYE
GOLD CORPORATION

02 JUN -5 AM 11:18

82-2435

May 11, 2002

02034643

Securities Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC, USA
20549

SUPPL

Attn: **Ms. Sandra Folsom**

Dear Sandra:

RE: **Hawkeye Gold International Inc. (the "Company)**
– February 28, 2002 Quarterly Report -

Please find enclosed one copy of the Company's February 28, 2002 Quarterly Report which includes its unaudited - prepared by management - Financial Statements, Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) and copies of new releases disseminated to the public during the Company's third quarter.

This report is required to be filed with your office pursuant to our U.S. listing.

If you have any questions feel free to contact myself.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Thank you.

Sincerely,

HAWKEYE GOLD INTERNATIONAL INC.
Per:

Greg Neeld
President & CEO

02 JUN -5 AM 11:07

HAWKEYE
GOLD CORPORATION

Canada's Diamond Company™

(Unaudited – Prepared by Management)
Consolidated Financial Statements and Notes
For the Third Quarter Ended February 28, 2002 and
Schedule B (Supplementary Information) and
Schedule C (Management Discussion and Analysis)

HAWKEYE
GOLD CORPORATION

April 23, 2002

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
P.O. Box 10142, Pacific Centre
Vancouver, B.C., Canada
V7Y 1L2

Attention: British Columbia Securities Commission

To whom it may concern:

RE: Quarterly Report for HAWKEYE GOLD INTERNATIONAL INC. (the "Company")
- 3rd Quarter Report ended February 28, 2002 -

We confirm that the Company Third Quarter Report ended February 28, 2002 has been mailed to our shareholders of record recorded on the Company's supplemental mailing list.

The mailing included the following:

A] BC FORM 51-901F;

B] Consolidated Financial Statements (Unaudited – Prepared by Management);

C] Notes to the Consolidated Financial Statements (Unaudited – Prepared by Management);

D] Schedule B (Supplementary Information); and

E] Schedule C (Management Discussion and Analysis).

If you have any questions feel free to contact the undersigned.

Thank-you.

Yours Truly,

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President &CEO

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value. and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

CHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
HAWKEYE GOLD INTERNATIONAL INC.	2002 / 02 / 28	2002 / 04 / 23

ISSUER ADDRESS					
SUITE 702 - 990 BEACH AVENUE					
CITY	PROVINCE		POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BRITISH COLUMBIA	CANADA	V 6 Z 2 N 9	604 688-3402	604 878-1339

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
GREG NEELD	PRESIDENT	604 878-1339

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
greg@hawkeyegold.com	www.hawkeyegold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	GREG NEELD	2002 / 04 / 23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]		

HAWKEYE
GOLD CORPORATION

BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the Third Quarter Ended:	February 28, 2002
Date of the Report:	April 23, 2002
Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 702 - 990 Beach Avenue Vancouver, BC, Canada V6Z 2N9
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: "Greg Neeld" **Date Signed:** April 23, 2002

Directors Name: "Maureen Keremidschieff" **Date Signed:** April 23, 2002

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Financial Statements

February 28, 2002

(Unaudited – Prepared by Management)

Index

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

		February 28, 2002		May 31, 2001
ASSETS				
Current				
Cash	$	15,531	$	-
Accounts receivable		29,352		2,189
Prepaid expenses and deposits		47,223		3,184
		92,106		5,373
Capital assets (note 4)		6,892		6,892
Mineral property interests (note 5)		600,300		556,195
	$	699,298	$	568,460
LIABILITIES				
Current				
Bank indebtedness	$	-	$	14,462
Accounts payable and accrued liabilities		222,850		243,118
		222,850		257,580
SHARE CAPITAL AND DEFICIT				
Share capital (note 6)		5,360,192		4,994,691
Deficit		(4,883,744)		(4,683,811)
		476,448		310,880
	$	699,298	$	568,460

Future operations (note 2)
Subsequent event (note 10)

Approved by the Directors: Greg Neeld   Maureen Keremidschieff

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	Three months ended February 28, 2002	Three months ended February 28, 2001	Nine months ended February 28, 2002	Nine months ended February 28, 2001
Expenses				
Advertising	$ 1,564	$ -	$ 1,945	$ 1,282
Automobile	2,296	2,463	5,431	5,082
Bank charges and interest	11,573	1,920	14,779	6,499
Commissions	-	-	300	-
Consulting	2,500	18,000	2,500	25,250
Donations	900	-	2,770	-
Entertainment and promotion	3,145	2,897	6,943	3,553
Equipment rental (recovery)	892	-	1,678	-
Filing fees	3,163	5,704	7,805	9,349
Insurance	932	-	3,020	933
Office and miscellaneous	1,561	1,552	10,320	7,305
Professional fees	3,282	12,262	24,140	24,330
Public relations	861	-	3,291	457
Rent	4,132	5,142	12,872	13,261
Telecommunications	4,381	3,406	12,538	13,659
Transfer agent	2,003	-	6,928	3,608
Travel and convention	1,745	148	2,871	567
Wages and benefits	28,339	23,130	79,802	63,505
	73,269	76,624	199,933	178,640
Loss for the period	(73,269)	(76,624)	(199,933)	(178,640)
Deficit, beginning of period	(4,810,475)	(4,165,203)	(4,683,811)	(4,063,187)
Deficit, end of period	$ (4,883,744)	$ (4,241,827)	$ (4,883,744)	$ (4,241,827)
Loss per share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.05)
Weighted average number of common shares outstanding	7,792,984	3,726,569	7,086,741	3,618,393

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three months ended February 28, 2002	Three months ended February 28, 2001	Nine months ended February 28, 2002	Nine months ended February 28, 2001
Cash flows used in operating activities				
Loss for the period	$ (73,269)	$ (76,624)	$ (199,933)	$ (178,640)
Changes in non-cash working capital				
Increase in accounts receivable	(22,722)	(149)	(27,163)	(1,398)
Increase in prepaid expenses and deposits	(44,039)	-	(44,039)	-
Decrease in accounts payable and accrued liabilities	(21,494)	(49,326)	(20,268)	(44,338)
	(161,524)	(126,099)	(291,403)	(224,376)
Cash flows used for investing activities				
Purchase of capital assets	-	-	-	(1,384)
Deferred exploration expenditures incurred	-	-	(44,105)	(60,390)
	-	-	(44,105)	(61,774)
Cash flows from financing activities				
Proceeds of share issuances	187,500	149,999	365,501	160,001
Proceeds of share subscriptions	-	-	-	125,000
	187,500	149,999	365,501	285,001
Increase (decrease) in cash	25,976	23,900	29,993	(1,149)
Cash deficiency, beginning of period	(10,445)	(40,609)	(14,462)	(15,560)
Cash position (deficiency), end of period	$ 15,531	$ (16,709)	$ 15,531	$ (16,709)

HAWKEYE GOLD INTERNATIONAL INC.

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures
Nine Months Ended February 28, 2002
(Unaudited - Prepared by Management)

	CEO	REBA	TRI	YANKEE	TOTALS
Balances, Beginning of Period *					
Acquisition costs	$ 62,500	$ -	$ -	$ 22,000	$ 84,500
Exploration expenditures	199,053	-	-	272,642	471,695
	261,553	-	-	294,642	556,195
Incurred During the Period					
Acquisition costs	-	-	-	-	-
Accommodation	-	-	-	-	-
Airborne, geophysical survey	-	-	-	-	-
Air transport	-	-	-	16,025	16,025
Assays	-	-	-	-	-
Camp costs	-	-	-	-	-
Claim fees	-	-	-	-	-
Communications	-	-	-	-	-
Consulting	-	-	-	4,471	4,471
Contractors	-	-	-	8,426	8,426
Courier	-	-	-	34	34
Data acquisition	-	-	-	68	68
Drafting	-	-	-	1,712	1,712
Drilling	-	-	-	607	607
Equipment rental	-	-	-	-	-
Expediting	-	-	-	-	-
Filing fees	-	-	-	1,958	1,958
Food	-	-	-	-	-
Fuel costs	-	-	-	-	-
Geological mapping, prospecting	-	-	-	-	-
Grid establishment	-	-	-	-	-
Land use fees	-	-	-	-	-
LandSat imagery costs	-	-	-	-	-
Management fees	-	-	-	6,251	6,251
Map and report costs	-	-	-	936	936
Mobilization / demobilization	-	-	-	-	-
Office and rent	-	-	-	-	-
Other expenses	-	-	-	-	-
Salaries and benefits	-	-	-	2,822	2,822
Supplies	-	-	-	525	525
Travel	-	-	-	270	270
Vehicle	-	-	-	-	-
Exploration expenditures	-	-	-	44,105	44,105
Current expenditures	-	-	-	44,105	44,105
Costs Written-Off During the Period:					
Acquisition costs	-	-	-	-	-
Exploration expenditures	-	-	-	-	-
	-	-	-	-	-
Balances, End of Period					
Acquisition costs	62,500	-	-	22,000	84,500
Exploration expenditures	199,053	-	-	316,747	515,800
	$ 261,553	$ -	$ -	$ 338,747	$ 600,300

* *See Schedule 2*

HAWKEYE GOLD INTERNATIONAL INC.

Schedule 2

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2001
(Unaudited - Prepared by Management)

	CEO	REBA	TRI	YANKEE	TOTALS
Acquisition costs	$ 62,500	$ -	$ -	$ 22,000	$ 84,500
Accommodation	-	-	-	680	680
Airborne, geophysical survey	69,506	-	-	34,859	104,365
Air transport	-	-	-	48,234	48,234
Assays	525	-	-	30,919	31,444
Camp costs	-	-	-	15,971	15,971
Claim fees	-	-	-	130	130
Communications	-	-	-	1,724	1,724
Consulting	5,831	-	-	12,175	18,006
Contractors	-	-	-	17,590	17,590
Courier	-	-	-	6,677	6,677
Data acquisition	-	-	-	54	54
Drafting	-	-	-	8,066	8,066
Equipment rental	-	-	-	509	509
Expediting	-	-	-	236	236
Food	-	-	-	1,380	1,380
Fuel costs	-	-	-	3,900	3,900
Geological mapping, prospecting	118,014	-	-	48,732	166,746
Grid establishment	-	-	-	-	-
Land use fees	253	-	-	-	253
LandSat imagery costs	-	-	-	-	-
Management fees	-	-	-	20,073	20,073
Map and report costs	3,485	-	-	5,361	8,846
Mobilization / demobilization	-	-	-	1,666	1,666
Office and rent	233	-	-	-	233
Other expenses	-	-	-	1,003	1,003
Salaries and benefits	-	-	-	4,534	4,534
Supplies	-	-	-	2,364	2,364
Travel	1,206	-	-	5,690	6,896
Vehicle	-	-	-	115	115
Exploration expenditures	199,053	-	-	272,642	471,695
Totals	$ 261,553	$ -	$ -	$ 294,642	$ 556,195

1. Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared using the same accounting policies as the most recent consolidated annual financial statements of the Company. These consolidated interim financial statements do not include all disclosures normally provided in the consolidated annual financial statements and should be read in conjunction with the Company's consolidated audited financial statements for the year ended May 31, 2001.

2. Future Operations

The Company has experienced a loss of $199,933 for the nine month period ended February 28, 2002 (2001 - $178,640), and, as at February 28, 2002 has a deficit of $4,883,744 (May 31, 2001 - $4,683,811) and a working capital deficiency of $130,744 (May 31, 2001 - $252,207). The future operations of the Company are dependant upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued exploration activities.

3. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Capital Assets

Capital assets are recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

3. **Significant Accounting Policies** (cont'd)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

e) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants.* Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

f) Stock-based Compensation

No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

4. Capital Assets

		Cost		Accumulated Amortization		Net Book Value February 28, 2002		Net Book Value May 31, 2001
Computer equipment	$	19,027	$	13,650	$	5,377	$	5,377
Office equipment		3,082		1,567		1,515		1,575
	$	22,109	$	15,217	$	6,892	$	6,892

5. Mineral Property Interests (see Schedules 1 and 2)

		Acquisition Costs		Deferred Exploration Expenditures		Total February 28, 2002		Total May 31, 2001
TRI claims	$	-	$	-	$	-	$	-
REBA claims		-		-		-		-
CEO claims		62,500		199,053		261,553		261,553
Yankee claims		22,000		316,747		338,747		294,642
	$	84,500	$	515,800	$	600,300	$	556,195

a) TRI Claims

The Company entered into an agreement dated March 11, 1996 with regard to the TRI 1, TRI 2 and TRI 3 claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the claims subject to a 2.5% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $1.40 and further payments of $55,000 over a three year period ($55,000 paid, of which $20,000 was paid as part of shares for debt settlement), as well as work commitments of $300,000 over a four year period. In addition, 37,500 post-consolidation shares were to be issued in the future upon acceptance by the Canadian Venture Exchange ("CDNX") of progress exploration reports.

On June 11, 1999 this agreement was amended to provide that $150,000 of the work commitments be performed by November 30, 2001, and the remaining $150,000 in work commitments be performed by November 30, 2003. During the three-month period ended August 31, 2001, the Company announced it had allowed its rights to the TRI claims to lapse. Deferred exploration expenditures totaling $237,784 were therefore written off in the year ended May 31, 2001.

5. **Mineral Property Interests** (cont'd)

b) REBA Claims

The Company entered into an agreement dated March 11, 1996 with regard to the REBA 1, REBA 2 and REBA 3 claims (the "Claims") in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) at a deemed price of $1.40 as well as work commitments of $75,000 over a two and a half year period ended November 30, 1999. In addition, 37,500 shares were to be issued in the future upon acceptance by the CDNX of progress exploration reports.

As at May 31, 2001, the Company had incurred $161,487 in deferred property expenditures, representing $95,000 in acquisition costs and $66,487 in deferred exploration expenditures. The Company had been seeking an extension to the contract with the vendor of the Claims in order to satisfy the spending requirement of $75,000 (excluding acquisition costs). The vendor was not interested in negotiating an extension granting time to complete the balance of the minimum work program commitments of $8,513. Deferred exploration expenditures totaling $161,487 were therefore written-off in the year ended May 31, 2001.

c) CEO Claims

The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $0.25, as well as work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to CDNX approval of an engineering report recommending a further phase of exploration on the Claims. In addition, 12,500 shares will be issued upon CDNX acceptance of a future geological report recommending a further phase of exploration on the Claims.

The Company did not incur any resource property expenditures on the CEO claims during the nine-month period ended February 28, 2002.

5. Mineral Property Interests (cont'd)

d) YANKEE Claims

On June 14, 1999, the Company was granted an option by Major General Resources Ltd. ("Major General") to acquire up to a 50% interest in certain claims identified as the "YANKEE Property" (approximately 90,000 acres) which is situated adjacent to the new diamond discovery on Victoria Island, Nunavut, Canada. The YANKEE Property forms part of the 1.3 million-acre "Homerun Project" – Victoria Island Diamond Area Play, which covers the favourable structures in this emerging diamond field.

During the three month period ended August 31, 2001, the Company earned its right to a 33-1/3% interest in the YANKEE Property by paying staking costs of $54,159 (fully paid by August 3, 2000), issuing 50,000 shares (1st tranch) upon CDNX acceptance of the option agreement (issued), issuing 50,000 shares (2nd tranch) upon completion of the Property's phase one exploration program and the filing with and acceptance by the CDNX of an engineering report recommending a further phase of exploration and incurring exploration expenses of approximately $2.00 per acre on or before September 30, 2000 (completed). Pursuant to an extension to this agreement to August 1, 2001 granted by Major General on the YANKEE option, an additional 50,000 shares (3rd tranch) were issued by the Company, for a total of 100,000 shares (consists of 2nd and 3rd tranches) (see note 6 (b) (ii)), during the three month period ended August 31, 2001. In addition, the Company has the right to increase its interest in these claims to 50% and become the operator by issuing another 50,000 shares (4th tranch), which would be issued subsequent to CDNX approval of a geological report recommending a further phase of exploration, and incurring additional exploration expenses of approximately $2.00 per acre during each of the two ensuing years.

In conjunction with the Major General option, the Company paid a finder's fee of $9,500 by issuing 38,000 shares at a deemed price of $0.25 per share. Also, as part of this agreement, the Company will be required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services. During the three month period ended August 31, 2001, expenses of $6,251 were incurred and paid pursuant to the agreement.

During the three month period ended August 31, 2001, the Company incurred $44,105 in exploration expenditures (including management fees). As at February 26, 2001, the Company had made payments of $155,000 towards the above-mentioned exploration on the YANKEE Property. During the three month period ended August 31, 2001, an additional $45,000 was paid, for a total of $200,000.

The Company did not incur any resource property expenditures on the YANKEE Property during the six-month period ended February 28, 2002.

6. Share Capital

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	Amount
Balance, May 31, 2000	3,499,275	$4,653,028
Issued during the year		
Employee options exercised	75,000	15,000
Finder's fee	59,524	-
Private placement	1,864,885	215,500
Less: share issue costs	-	(13,837)
Share subscriptions received	-	125,000
Balance, May 31, 2001	5.498,684	4,994,691
Issued during the period		
Penalty (note 6b(x))	83,333	-
Private placement	2,413,288	313,001
Pursuant to a property acquisition agreement	100,000	-
Share subscriptions issued	595,238	-
Warrants exercised	350,000	52,500
Balance, February 28, 2002	9,040,543	$ 5,360,192

During the nine-month period ended February 28, 2002, the following shares were issued:

(i) 595,238 shares in connection with a share subscription agreement entered into on July 4, 2000 (see note 6 (f)).

(ii) 100,000 shares in connection with the acquisition of a $33^1/_3$% interest in the Yankee property on July 16, 2001 (see note 5 (d)).

(iii) 292,308 shares at $0.13 per share in connection with a private placement on July 20, 2001.

(iv) 276,924 shares at $0.13 per share in connection with a private placement on August 17, 2001.

(v) 266,667 shares at $0.15 per share in connection with a private placement on August 20, 2001.

(vi) 333,333 shares at $0.15 per share in connection with a private placement on September 5, 2001.

6. Share Capital (cont'd)

(vii) 107,692 shares at $0.13 per share in connection with a private placement on November 28, 2001.

(viii) 350,000 shares at $0.15 per share in connection with the exercise of share purchase warrants on January 25, 2002.

(ix) 1,136,364 shares at $0.11 per share in connection with a private placement on February 4, 2002.

(x) 83,333 shares on February 22, 2002 in connection with a penalty for non-compliance with the terms of an agreement entered into by the Company with a third party on February 22, 2001. In addition, 83,333 share purchase warrants were issued with an exercise price of $0.16, expiring February 12, 2003 (note 6d).

c) Stock options issued and outstanding as at February 28, 2002 are as follows:

Number of Shares	Price per Share	Expiry Date
201,250	$0.20	November 19, 2004
266,543	$0.15	March 2, 2006
65,000	$0.15	May 10, 2006
214,291	$0.10	January 18, 2007

No stock options expired during the nine-month period ended February 28, 2002.

d) Share purchase warrants outstanding as at February 28, 2002 are as follows:

Number of Shares	Price per Share	Expiry Date
31,250	$0.55	March 3, 2002
595,238	$0.27	July 4, 2002
454,545	$0.15	January 11, 2003
59,090	$0.15	January 12, 2003
83,333	$0.16	February 12, 2003
833,333	$0.16	February 12, 2003
136,667	$0.19	April 11, 2003
23,077	$0.17	July 18, 2003
269,231	$0.17	July 18, 2003
333,333	$0.21	July 19, 2003
266,667	$0.21	July 20, 2003
107,692	$0.18	August 17, 2003
276,924	$0.18	August 17, 2003
1,136,364	$0.15	February 4, 2004

No share purchase warrants expired during the nine-month period ended February 28, 2002.

6. **Share Capital** (cont'd)

e) As at February 28, 2002, there were 93,750 shares held in escrow. The release of these shares is subject to regulatory approval.

f) On July 4, 2000, the Company entered into an agreement to complete a special warrant private placement consisting of 595,238 units with net proceeds of $125,000. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one common share at $0.27 per share during the first two years following closing. The units were issued during the three-month period ended August 31, 2001.

g) During the three-month period ended February 28, 2002, 350,000 share purchase warrants were exercised at $0.15 per share, resulting in net proceeds of $52,500.

7. **Income Taxes**

The components of the future income tax assets, as at the Company's most recent year-end, are as follows:

		May 31, 2001
Future income tax assets:		
Non-capital loss carry-forwards	$	1,450,318
Unused cumulative Canadian exploration and development expenses		566,771
		2,017,089
Less: Valuation allowance		(2,017,089)
	$	-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2002 through 2008. The exploration and development expenses can be carried-forward indefinitely.

8. Related Party Transactions

(a) During the nine-month period ended February 28, 2002, $45,000 (2001 - $45,000) was paid to a shareholder and president of the Company as remuneration.

In addition, other directors received a total of $4,977 (2001 - $2,930) from the Company as remuneration.

(b) As at February 28, 2002, there is a balance of $23,790 (May 31, 2001 - $nil) due from a director included in accounts receivable. On March 13, 2002, this balance was paid in full.

(c) As at February 28, 2002, there is a balance of $nil (May 31, 2001 - $244) due to a director included in accounts payable.

9. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

10. Subsequent Event

On March 3, 2002, 31,250 share purchase warrants of the Company expired.

11. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

HAWKEYE
GOLD CORPORATION

BC FORM 51-901F

SCHEDULE B: Supplementary Information
SCHEDULE C: Management Discussion and Analysis

ISSUER DETAILS

For the Quarter Ended:	February 28, 2002
Date of the Report:	April 23, 2002
Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 702 - 990 Beach Avenue Vancouver, BC, Canada V6Z 2N9
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The two attached schedules **(Schedule "B" and Schedule "C")** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: Greg Neeld **Date Signed:** April 23, 2002

Directors Name: Maureen Keremidschieff **Date Signed:** April 23, 2002

HAWKEYE
GOLD CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTH PERIOD (3rd QUARTER) ENDED FEBRUARY 28, 2002

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS	3 Months Ended Feb 28, 2002	Year to Date Feb 28, 2002
a)	General and administrative expenses:	$73,269	$199,933
b)	Deferred exploration and development expenses:	$nil	$44,105
c)	Write-down of abandoned properties:	$nil	$nil

Please refer to the financial statements attached hereto for details.

2. RELATED PARTY TRANSACTIONS

a) During the nine-month period ended February 28, 2002, $45,000 (2001 - $45,000) was paid to a shareholder and president of the Company as remuneration.

In addition, other directors received a total of $4,977 (2001 - $2,930) from the Company as remuneration.

b) As at February 28, 2002, there is a balance of $23,790 (May 31, 2001 - $nil) due from a director included in accounts receivable. On March 13, 2002, this balance was paid in full.

c) As at February 28, 2002, there is a balance of $nil (May 31, 2001 - $244) due to a director included in accounts payable.

3. DURING THE QUARTER UNDER REVIEW

(a) Summary of securities issued:

Security Type	Issue Date *YY/MM/DD*	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	02/01/25	Exercise of Warrants	$0.15	n/a	350,000	$52,500
Common	02/02/04	Special Warrant	$0.11	n/a	1,136,364	$125,000
Common	02/02/22	Non AIF Penalty	$0.12	n/a	83,333	n/a
Warrants	02/02/04	Special Warrant	$0.15	n/a	1,136,364	n/a
Warrants	02/02/22	Non AIF Penalty	$0.16	n/a	83,333	n/a
Total					**2,789,394**	**$177,500**

(b) Summary of options granted:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
Director	Andree Plourde	$0.10	02/01/18	07/01/18	7,207
Consulting	N/A	$0.10	02/01/18	07/01/18	100,000
Director	Greg Neeld	$0.10	02/01/18	07/01/18	12,084
Employee	N/A	$0.10	02/01/18	07/01/18	25,000
Director	Maureen Keremidschieff	$0.10	02/01/18	07/01/18	15,000
Employee	Mary-Lee Neeld	$0.10	02/01/18	07/01/18	20,000
Director	John Fraser	$0.10	02/01/18	07/01/18	35,000
Total					**214,291**

4. AS AT THE END OF THE QUARTER UNDER REVIEW

(a) Authorised capital: 100,000,000 shares.
(b) Issued and Outstanding: 9,040,543.

(c) Summary of options outstanding as at the end of the quarter under review:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.20	201,250	$40,250
March 2, 2001	March 2, 2006	$0.15	266,543	$39,981
May 10, 2001	May 10, 2006	$0.15	65,000	$9,750
January 18, 2002	January 18, 2007	$0.10	214,291	$21,429
Total			**747,084**	**$111,410**

Summary of warrants and convertible securities outstanding at the end of the quarter under review:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Mar 3, 2002	$0.55	31,250	$17,187
Private Placement Warrants	July 4, 2002	$0.27	595,238	$160,714
Private Placement Warrants	Jan 11, 2003	$0.15	454,545	$68,182
Private Placement Warrants	Jan 12, 2003	$0.15	* 59,090	$8,863

Summary of warrants and convertible securities outstanding at the end of the quarter under review (continued):

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Feb 12, 2003	$0.16	83,333	$13,333
Private Placement Warrants	Feb 12, 2003	$0.16	833,333	$133,333
Private Placement Warrants	Apr 11, 2003	$0.19	136,667	$25,967
Private Placement Warrants	July 18, 2003	$0.17	23,077	$3,923
Private Placement Warrants	July 18, 2003	$0.17	269,231	$45,769
Private Placement Warrants	July 19, 2003	$0.21	333,333	$69,999
Private Placement Warrants	Jul 20, 2003	$0.21	266,667	$56,000
Private Placement Warrants	Aug 17, 2003	$0.18	276,924	$49,846
Private Placement Warrants	Aug 17, 2003	$0.18	107,692	$19,385
Private Placement Warrants	Feb 4, 2004	$0.15	1,136,364	$170,455
Total			**4,606,744**	**$842,956**

* During the quarter under review an insider of the Company exercised 350,000 share purchase warrants at a price of $0.15 per share raising the Company total proceeds of $52,500 and reducing the total number of share purchase warrants owned by the insider for these series of warrants at the beginning of the quarter from 409,090 to 59,090 at the end of the third quarter.

(d) Total number of shares in escrow: 93,750

5. DIRECTORS AND OFFICERS

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.), Mary-Lee Neeld.

HAWKEYE
GOLD CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD (3rd QUARTER) ENDED FEBRUARY 28, 2002

Canadian Venture Exchange Listed - HGO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016T 10 0

This management discussion addresses issues that affected HAWKEYE GOLD INTERNATIONAL INC. (the "Company" or "HAWKEYE") during its third quarter December 1, 2001 to February 28, 2002 (the "three month period" or "third quarter") and summarizes events subsequent to the end of the quarter under review to the date of this report, April 23, 2002 (collectively the "Period").

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD INTERNATIONAL INC. is incorporated under the Laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is listed on the Canadian Venture Exchange trading under the symbol - HGO. Its principal business activities include the exploration for and the development of natural resource properties. We own options to purchase interests in one base and precious metal property known as the CEO claims and a highly prospective diamond project known as the YANKEE property. The CEO claims are located in the Northwest Territories, Canada and the YANKEE Diamond Property is located on Victoria Island, Nunavut, Canada.

To date, the Company has not generated revenues from operations and as a result is considered to be in the development stage.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) OPERATIONS

YANKEE PROPERTY
-"Homerun Project" - Victoria Island Diamond Play

The Yankee Property consists of 26 mineral claims (collectively the "Yankee Property") covering approximately 69,764 acres located in the Tahoe Lake – Banning Lake area, approximately 200 kilometres northwest of Cambridge Bay, Victoria Island, Nunavut, Canada, at 70° north latitude and 110° west longitude, and are administered by Indian and Northern Affairs Canada ("DIAND") at the Mining Recorder's Office in Iqaluit, Nunavut according to the *Mines Act (Canada)* and the Canadian Mining Regulations.

The names of the claims comprising the Yankee Property are CA2, CA3, CA4, CA5, CA6, CA8, CA9, CA17, CA18, CA19, CA20, CA21, CA22, CA23, CA25, CA28, CA29, CA30, CA31, CA32, CA33, CA34, CA35, CA36, CA37 and CA38. Subject to acceptance of assessment filings recently submitted to DIAND, the subject claims will expire on October 12, 13 and 14, 2002 unless prior to that date the Issuer performs sufficient work on the Yankee Property ($2.00 per acre) to obtain the DIAND Certificate of Extension required to keep the claims in good standing until October, 2003 or, alternatively, posts a performance bond for work to be done on the Yankee Property during the following year.

By an arm's length agreement (the "Yankee Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Issuer was granted an option (the "Initial Yankee Option") by Major General Resources Ltd. ("Major General") to earn a 33 1/3% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,000, issuing a total of 150,000 shares and incurring exploration expenses totalling $200,000 on or before August 1, 2001. The Yankee Option Agreement also contained a provision to the effect that the Issuer and Major General would make best efforts to negotiate and agree upon a form of joint venture agreement to govern their relationship as co-owners of the Yankee Property following exercise of the Initial Yankee Option. The Issuer and Major General have commenced negotiation of a joint venture agreement, but have not yet finalized such an agreement.

The Issuer did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, by virtue of the payments made and expenses incurred pursuant to the Yankee Option Agreement, the Initial Yankee Option was agreed to have been exercised on July 28, 2001. Between August, 2001 and February 22, 2002, Major General and the Issuer carried on discussions which resulted in the Yankee Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 69,764 acres, and a corresponding reduction in the Issuer's obligations under the Yankee Option Agreement such that the.Issuer now owns a 33 1/3 interest in the Yankee Property and has an option (the "Second Yankee Option") under the Yankee Option Agreement to increase its interest in the Yankee Property from 33 1/3% to 50% and to become the operator in respect of future work programs by:

(a) incurring (or reimbursing Major General for) exploration expenses totalling $224,105 by September 30, 2002, as required to satisfy 2002 work / assessment requirements of Nunavut on the Yankee Property, plus filing fees and an $18,000 (10%) management fee to Major General (collectively the "2002 Expenses"); and

(b) thereafter issuing an additional 50,000 shares in the capital of the Issuer to Major General upon CDNX acceptance of an engineering report recommending a further phase of exploration.

As discussed above, to keep the 26 claims in good standing until October, 2002 with the Nunavut Mining Recorders Office (Mining Recorders Office), the Issuer would have to file a Certificate of Extension or, alternatively, post a performance bond before March 2, 2002 for work to be done on the Yankee Property during the following year. During February 2002, the Issuer paid a performance bond totaling $44,039 to the Mining Recorders Office for applicable bonds, assessment filing fees and bond filing fees, forwarded applicable documentation and property assessment reports to keep the 26 claims in good standing. The performance bond is refundable to the Issuer upon the minimum work program being completed on the 26 claims and by filing with and the acceptance of an property assessment report by the Mining Recorders Office for work completed on the claims during the ensuing year.

The Company did not incur any resource property expenditures on the YANKEE Property during the three-

month periods ended February 28, 2002 and November 30, 2001, nor during the comparative periods of the prior year.

As at November 30, 2001 and February 28, 2002, a total of $338,747 in exploration expenditures (excluding acquisition costs) had been incurred on the property in comparison to $139,615 as at November 30, 2000 and February 28, 2001.

As a result of work performed on the YANKEE Property to date, the Company's geologists have recommended further work programs for the property including: a) detailed ground magnetic surveys over the remaining five magnetic targets to accurately locate and better define these kimberlitic targets prior to drilling; b) a 10-12 hole drilling program totaling 2,000 metres to test the indicated kimberlitic targets; and c) a helicopter-borne magnetic survey to locate sources of the new indicator minerals found in the southern portion of the YANKEE property by last year's program. Commencement of these work programs is expected to start in April of 2002 and will be contingent on the Company raising sufficient funds through equity issuances to finance these recommended programs.

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims which are being explored for gold straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada. By an Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to CDNX approval of an engineering report recommending a further phase of exploration on the claims. HAWKEYE must issue an additional 12,500 shares upon CDNX acceptance of a future geological report recommending a further phase of exploration on the claims to earn its 100% interest.

During the second and third quarters of fiscal 2002 and fiscal 2001, there were no exploration expenditures or acquisition costs incurred on the CEO claims. As at November 30, 2001 and February 28, 2002, as well as the comparative periods of November 30, 2000 and February 28, 2001, deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

(B) FINANCIAL INFORMATION

During the quarter and current year under review the Company did not receive any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and therefore does not generate sales from production or incur any related cost of sales. For the three-month period from November 30, 2001 to February 28, 2002 the Company posted an operating and total loss of $73,269 or an operating and total loss of $0.01 per share compared to an operating and total loss of $76,624 or $0.02 per share for the corresponding period in fiscal 2001. In comparison, for the three-month period from September 1, 2001 to November 30, 2001 the Company posted an operating and total loss of $69,968 or an operating and total loss of $0.01 per share compared to an operating and total loss of $48,404 or $0.01 per share for the corresponding period in fiscal 2001. For the three-month period from June 1, 2001 to August 31, 2001 the Company posted an operating and total loss of $56,696 or an operating and total loss of $0.01 per share compared to an operating and total loss of $53,612 or $0.02 per share for the corresponding period in fiscal 2001.

As previously stated, the Company incurred operating losses totalling $73,269 during its third quarter increasing its deficit from $4,810,475 at the beginning of the period to $4,883,744 at the end of the third

quarter of fiscal 2002 in comparison to a deficit of $4,241,827 at the end of third quarter of fiscal 2001. $44,039 applied to prepaid expenses on the balance sheet is in connection with performance bonds paid to the Nunavut Mining Recorders Office for assessment purposes to keep the 26 YANKEE Property claims in good standing. For further details regarding this bond payment please refer section 2A, YANKEE Property, above.

(C) EXPENDITURES

During the Company's third quarter general and administrative expenditures totaled $73,269 in comparison to expenditures totaling $76,624 for the same period in fiscal 2001. These figures compare to $69,968 in administration expenses incurred during the second quarter of fiscal 2002 and $48,404 in the second quarter of the prior fiscal year. During the first quarter of fiscal 2002, $56,696 in administration expenses were incurred by the Company, compared to $53,612 for the same quarter of the prior fiscal year.

Year to date general and administrative expenses ended February 28, 2002 totaled $199,933 compared to $178,640 for the same period in fiscal 2001. Material expenditures (greater than 20% of total expenses) incurred during the quarter under review totaled $28,339, representing salaries and benefits paid. Please refer to the Expenses category in the "Consolidated Statement of Loss and Deficit" section of the financial statements attached hereto for a detailed breakdown of all expenses.

(D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

During the three month period ended February 28, 2002 and during the same period in the previous year the Company did not write off any deferred resource property expenditures. In comparison, during the previous three month periods from September 1, 2001 to November 30, 2001 and from June 1, 2001 to August 31, 2001, the Company did not write off any deferred resource property expenditures compared to $nil for the same periods in the previous year.

(E) DEFERRED EXPLORATION EXPENDITURES

No deferred exploration and development expenditures were incurred during the second and third quarters of fiscal 2002, nor during the comparative periods of the prior fiscal year. During the first quarter of fiscal 2002, $44,105 in deferred exploration and development expenditures were incurred by the Company, compared to $60,390 during the same period of the prior fiscal year. The Company did not write off any deferred expenditures relating to the abandonment of resource properties during the first and second and third quarters of fiscal 2002, nor during the same periods in fiscal 2001.

Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the Financial Statements attached hereto for a detailed breakdown for all expenditures incurred on the YANKEE Property during the quarters under review.

(F) TRANSACTIONS WITH RELATED PARTIES

Please refer to item number 2 of Schedule B, above, for a description of the related party transactions for the current reporting period.

(G) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor Relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions

to our web site and; c) communication to the investment community through personal and electronic means.

(H) TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the quarter under review the following transactions required regulatory approval:

(i) On January 18, 2002, the Company granted director, employee and consultant options to purchase up to 214,291 shares in the capital of the Company at a price of $0.10 per share exercisable until January 18, 2007. The granting of these options was approved by the CDNX on February 6, 2002.

(ii) On January 23, 2002, the Company announced that it had agreed to a non-brokered private placement to an insider of 1,136,364 units at the price of $0.11 per unit. Each unit consists of one common share and one warrant exercisable to purchase one additional common share for $0.15 for a period of two years following closing. A four month hold period will apply to the shares comprised in the units and any shares issued on exercise of the warrants. No finder's fee or commission will be payable in connection with this private placement. The private placement was approved for filing by the CDNX on February 4, 2002.

(I) MANAGEMENT CHANGES

During the quarter under review the Company announced that Dr. George W. Poling had agreed to join the Company to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. A brief resume of Dr. George W. Poling business accomplishments and credits is provided hereunder in the summary of HAWKEYE's management team. There were no other management changes during the Company's third quarter ended February 28, 2002.

The following is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings twenty years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. K.Vincent Campbell, Ph.D., P.Geo, F.G.A.C., Mr. Campbell is V.P. Exploration for the Company and is a professional geologist with over 30 years experience in North America and overseas specializing in structural and metamorphic geology, remote sensing and exploration targeting. Mr. Campbell has had extensive experience with various types of deposits and their exploration such as: placer gold, clastic-hosted gold, turbidite-hosted vein and shear zone gold deposits, porphyry copper, skarn deposits, and epithermal gold and silver deposits. In his career Mr. Campbell has worked for and or consulted for the Geological Survey of Canada, Chevron Minerals Ltd., Diamond Fields Resources Ltd., Inco Gold Co., Noranda Exploration Co. Ltd., and Placer Dome.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over thirty (30) years including seven years as Senior Geologist for **Bow Valley Industries ltd** and fifteen years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His

search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the university of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Mr. Robert Neeld, V.P. Corporate Communications, Mr. Neeld has had a distinguished twenty-year career in sales and marketing in both the private and public sectors. He has been involved in successful ventures with his brother Greg in manufacturing and distribution, consumer electronics, commercialization of a family patented protective head device for hockey players and investment in the resource industry. Mr. Neeld directed the sales departments for the manufacturing and distribution and consumer electronics industries where he held National and International Sales Manager positions and was honored with numerous "Outstanding Sales" and "Salesman of the Year" awards. Mr. Neeld will draw upon his extensive experience in sales and marketing to lead the Company's Corporate Communications department, assist in raising capital as HAWKEYE moves through its different stages of development and implementing strategic marketing plans designed to maintain investor awareness of corporate developments on a timely and accurate basis.

Dr. George Poling, Advisor to the Board, Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

3. SUBSEQUENT EVENTS

The following is a discussion of material events that affected your Company subsequent to its quarter under review ended February 28, 2002 and to the date of this report April 23, 2002.

(A) FINANCING (S)

By an Engagement Agreement (the "Agreement") dated April 1, 2002, Canaccord Capital Corporation (the "Agent") agreed to act as agent for and on behalf of the Company to raise a minimum of $600,000 (Cdn.) and a maximum of $1,000,000 (Cdn.) through the sale of units at a price not less than $0.15 per unit by way of a Short Form Offering Document in accordance with Canadian Venture Exchange (CDNX) Policy 4.6. The offering will be conducted on a commercially reasonable efforts basis and is expected to close in the latter part of April or early May, 2002.

Assuming the Company closes the offering for $1,000,000 (Cdn.) at an offering price (the "Offering Price") of $0.15 per Unit, the Short Form Offering Document (the "Offering Document") will qualify for distribution up to 6,666,667 units (the "Units") of the Company. Each Unit will consist of one common share in the capital of the Company (the "Shares") and one common share purchase warrant (the "Warrants"). 4,000,000 (60%) of the Units will be flow-through units (the "Flow-Through Units") and 2,666,667 (40%) of the Units will be non-flow-through units (the "Non-Flow-Through Units"). The Shares comprised in the Flow-Through Units will be "flow-through shares" ("Flow-Through Shares") for Canadian federal income tax purposes. Each Warrant can be exercised to acquire one additional common share which is not a Flow-Through Share (the "Warrant Shares") at an exercise price equal to the Offering Price for 12 months from the date of completion of the Offering ("Closing"). The Company will apply to have the Warrants listed on the Canadian Venture Exchange (the "Exchange") subject to meeting all listing requirements including minimum prescribed distribution requirements.

The Offering is subject to a minimum subscription level. If the Company does not receive gross proceeds from the sale of Non-Flow-Through Units totalling at least $240,000, all subscription funds will be returned to the purchasers without interest or deduction. If the Company does not receive aggregate gross proceeds from the sale of Flow-Through Units and Non-Flow-Through Units totalling at least $600,000, all subscription funds will be returned to the purchasers without interest or deduction.

Upon completion of the financing, the Agent will receive a cash commission of 9% of the gross proceeds of the Offering, a corporate finance fee of 275,000 common shares, an administration fee of $5,000 (plus GST), and an Agent's Warrant to purchase up to that number of common shares as is equal to 15% of the number of Units issued pursuant to the Offering, at an exercise price equal to the Offering Price, for a period of twelve months following the Closing. The cash commission, expenses of the offering and the administration fee will be paid from the proceeds of the Non-Flow-Through Units.

The Agent will solicit subscriptions for Units only in the provinces of Alberta and British Columbia and such other jurisdictions where the Units may lawfully be sold. The Agent has the right to offer selling group participation in the normal course of the brokerage business to selling groups of other licensed broker dealers, brokers and investment dealers who will in such event be offered part of the commission and Agent's Warrants derived from this Offering. The Company has reserved the right to direct selling group participation in respect of up to 50% of the Offering. The purchasers of any Units under the Offering will be required to pay commissions at the rates charged by their brokers.

The Offering is subject to a number of conditions including the execution of formal documentation and receipt of applicable regulatory approvals.

(B) OPERATIONS

YANKEE Property

Subject to closing of the Offering as discussed in section 3 (A) above, a significant portion of the proceeds from this financing will be used to fund the Company's proposed 2002 exploration program on the Yankee Property.

If the Company completes its minimum Offering of $600,000, it intends to carry out a Phase I exploration program consisting of ground magnetic surveys over five targets which were not surveyed during 2001 due to adverse weather conditions (~$50,000) and, thereafter, a four hole drilling program totalling 600 metres (~$240,000) to test four primary kimberlitic targets..

If the Company completes its maximum Offering of $1,000,000, it intends to carry out a Phase II exploration program consisting of one additional drill hole (~$60,000) to test one of the secondary drill targets and a helicopter-borne aeromagnetic survey covering 2,100 line kilometres ($257,500). This survey is intended to locate sources of the new indicator minerals found in the southern portion of the Yankee Property in the conduct of the 2000 work program and to identify potential kimberlitic drill targets.

The proposed Phase I work program could start as early as mid May, 2002, weather permitting, and will be contingent on the Company completing its minimum Offering of $600,000. The Company intends to commence the proposed program forthwith following completion of the Offering.

(C) MANAGEMENT CHANGES

Mary-Lee Neeld resigned as secretary of the Issuer and Mr. John R. Fraser consented to act as Secretary for the Issuer on April 8, 2002.

(D) TRANSACTIONS REQUIRING REGULATORY APPROVAL

The Offering as discussed in section 3 (A) above is subject to regulatory approval.

(E) CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, April 23, 2002 in comparison to the end of the quarter under review, February 28, 2002:

Issued and Outstanding:	9,040,543	Common Shares:	(9,040,543 at February 28, 2002)
Convertible Securities	4,606,744	Share Purchase Warrants:	(4,606,744 at February 28, 2002)
Options Outstanding:	747,084	Director/Employee Options:	(747,084 at February 28, 2002)
Fully Diluted April 23, 2002:	14,394,371		(14,394,371 at February 28, 2002)

On March 3, 2002, 31, 250 share purchase warrants expired, unexercised.

4. LIQUIDITY AND SOLVENCY

The Company had a working capital deficiency of $130,744 as at February 28, 2002 in comparison to a working capital deficiency of $244,975 as at the end of its second quarter ended November 30, 2001. The Company will continue to fund its future operations, working capital requirements and work programs for its YANKEE Property through the issuance of equity to the investment community via private and public non-brokered and brokered financing opportunities.

During the three month period ending February 28, 2002 approximately 2,282,275 shares traded in the capital of the Company on the Canadian Venture Exchange under its trading symbol, HGO. During this period the Company's shares traded as high as $0.25, as low as $0.10 and closed at $0.18 on February 28, 2002 and $0.14 (Cdn) as at the date of this report, April 23, 2002.

As discussed above, the Company is focused and directing its energies toward the exploration and development of its primary project, the YANKEE diamond property, which is located on Victoria Island, Nunavut, Canada. Contingent upon the Company closing the Offering as discussed in section 3 A above, work is expected to commence on the property in May of 2002 which would include detailed ground magnetic surveys, drilling and an airborne geophysical survey as discussed in section 3 B above. Results from these

work programs will be disseminated to our shareholders and the investing public when they are made available to us.

If you have any questions or would like an update regarding your Company's financing and its YANKEE property work programs once they have commenced, feel free to contact us through any of the methods below:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com.

We appreciate and thank our valued shareholders for their loyalty and patience since our last communication but would like to point out that significant strides have been made with regards to funding the Company's treasury and advancing the development of our YANKEE diamond property and placing HAWKEYE on solid footing for future financings and increasing shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD INTERNATIONAL INC.

Greg Neeld
President & C.E.O.

DATED: April 23, 2002

HAWKEYE

GOLD CORPORATION

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

HAWKEYE
GOLD CORPORATION

02 JUN -5 AM 11:18

May 7, 2002

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435
News Release No: 100

RE: HAWKEYE Short Form Offering Document accepted by TSX Venture Exchange

Hawkeye Gold International Inc. (the "Company") is pleased to announce it has received confirmation that its Short Form Offering Document dated April 26, 2002 (the "Offering") has been filed with and accepted by the TSX Venture Exchange effective May 3, 2002. Canaccord Capital Corporation (the "Agent") has agreed to act as agent of the Company to complete the Offering on a commercially reasonable efforts basis. The Offering expires July 5, 2002

The Offering will qualify for distribution up to 6,666,667 units at a price of $0.15. Each unit consists of one common share and one common share purchase warrant. 4,000,000 of the units will be flow-through units and 2,666,667 of the units will be non-flow-through units. Each warrant can be exercised to acquire one additional common share which is not a flow-through share at an exercise price of $0.15 for 12 months from the date of completion of the Offering.

The Agent will receive a cash commission of 9% of the gross proceeds of the Offering, a corporate finance fee payable in common shares, an administration fee payable in cash, and an Agent's Warrant to purchase up to that number of common shares as is equal to 15% of the number of Units issued pursuant to the Offering, at an exercise price of $0.15, for a period of twelve months following the Closing.

Upon completion of the offering, the Company will issue a press release confirming the number of shares issued and monies raised pursuant to this Offering and also intends to immediately commence work programs on its YANKEE diamond property, located on Victoria Island, Nunuvat, Canada which includes a contingency for drilling priority targets.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

HAWKEYE
GOLD CORPORATION

April 25, 2002

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435
News Release No: 99

NEWS RELEASE

RE: HAWKEKYE arranges for a minimum $600,000 maximum $1,000,000 financing

Hawkeye Gold International Ltd. (the "Company") is pleased to announce that it intends to carry out a public offering (the "Offering") to raise a minimum of $600,000 and a maximum of $1,000,000 through the sale of units at $0.15 per unit by way of a Short Form Offering Document in accordance with TSX Venture Exchange Policy 4.6. The Offering will be conducted on a commercially reasonable efforts basis and is expected to close during the latter part of April, 2002.

At an offering price (the "Offering Price") of $0.15 per Unit, the Short Form Offering Document (the "Offering Document") will qualify for distribution up to 6,666,667 units (the "Units") of the Company. Each Unit will consist of one common share in the capital of the Company (the "Shares") and one common share purchase warrant (the "Warrants"). 4,000,000 (60%) of the Units will be flow-through units (the "Flow-Through Units") and 2,666,667 (40%) of the Units will be non-flow-through units (the "Non-Flow-Through Units"). The Shares comprised in the Flow-Through Units will be "flow-through shares" ("Flow-Through Shares") for Canadian federal income tax purposes. Each Warrant can be exercised to acquire one additional common share which is not a Flow-Through Share (the "Warrant Shares") at $0.15 for 12 months from the date of completion of the Offering ("Closing"). The Company will apply to have the Warrants listed on the TSX Venture Exchange (the "Exchange") subject to meeting all listing requirements including minimum prescribed distribution requirements.

The Offering is subject to a minimum subscription level. If the Company does not receive gross proceeds from the sale of Non-Flow-Through Units totalling at least $240,000, all subscription funds will be returned to the purchasers without interest or deduction. If the Company does not receive aggregate gross proceeds from the sale of Flow-Through Units and Non-Flow-Through Units totalling at least $600,000, all subscription funds will be returned to the purchasers without interest or deduction.

Canaccord Capital Corporation (the "Agent") has agreed to act as agent of the Company to offer the Units for sale on a commercially reasonable efforts basis, subject to the terms and conditions of the Agency Agreement between the Agent and the Company. The Agent will receive a cash commission of 9% of the gross proceeds of the Offering, a corporate finance fee payable in common shares, an administration fee payable in cash, and an Agent's Warrant to purchase up to that number of common shares as is equal to 15% of the number of Units issued pursuant to the Offering, at an exercise price of $0.15, for a period of twelve months following the Closing. The cash commission, expenses of the offering and the administration fee will be paid from the proceeds of the Non-Flow-Through Units.

The Agent will solicit subscriptions for Units only in the provinces of Alberta and British Columbia and such other jurisdictions where the Units may lawfully be sold. The Agent has the right to offer selling group participation in the normal course of the brokerage business to selling groups of other licensed broker dealers, brokers and investment dealers who will in such event be offered part of the commission and Agent's Warrants derived from this Offering. The purchasers of any Units under the Offering will be required to pay commissions at the rates charged by their brokers.

The Offering is subject to a number of conditions including the execution of formal documentation and receipt of applicable regulatory approvals.

The proceeds of the Offering will be used to fund the Company's proposed 2002 exploration program on the Yankee Property, which is jointly owned by the Company and Major General Resources Ltd. ("Major General") and covers approximately 69,764 acres in the Territory of Nunavut, Canada, and for general working capital. As previously announced, pursuant to an option agreement dated June 14, 1999 (as amended) with Major General (the "Yankee Property Option Agreement"), the Company has acquired a 33 1/3 interest in the Yankee Property and has an option to increase its interest in the Yankee Property from 33 1/3% to 50% and to become the operator in respect of future work programs by:

(a) incurring (or reimbursing Major General for) exploration expenses totalling $224,105 by September 30, 2002, as required to satisfy 2002 work / assessment requirements of Nunavut on the Yankee Property, plus a 10% management fee to Major General; and

(b) issuing an additional 50,000 shares in the capital of the Company to Major General upon CDNX acceptance of an engineering report recommending a further phase of exploration.

The Company has identified eight potential kimberlitic targets on the Yankee Property. Geophysical surveys were completed on three of those targets during 2001 and ground magnetic surveys must be carried out on the five other targets before spring break-up because all five remaining targets are under lakes. Upon completion of those surveys, the Company's geologists and Major General Resources Ltd. ("Major General") will jointly select four primary drill targets and two secondary drill targets.

If the Company completes its minimum Offering of $600,000, it intends to carry out a Phase I exploration program consisting of ground magnetic surveys over five targets which were not surveyed during 2001 due to adverse weather conditions (~$50,000) and, thereafter, a four hole drilling program totalling 600 metres (~$240,000) to test four primary kimberlitic targets jointly selected by the Company and Major General.

If the Company completes its maximum Offering of $1,000,000, it intends to carry out a Phase II exploration program consisting of one additional drill hole (~$60,000) to test one of the secondary drill targets jointly selected by the Company and Major General, and a helicopter-borne aeromagnetic survey covering 2,100 line kilometres ($257,500). This survey is intended to locate sources of the new indicator minerals found in the southern portion of the Yankee Property in the conduct of the 2000 work program and to identify potential kimberlitic drill targets.

The proposed Phase I work program will be commenced forthwith following completion of the Offering, weather permitting, and will be contingent on the Company completing its minimum Offering of $600,000.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

March 12, 2002

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 98

NEWS RELEASE

RE: Closing of Non-brokered private placement

Hawkeye Gold International Ltd. is pleased to announce that it has closed a non-brokered private placement that was previously announced on January 23, 2002 for 1,136,364 units at the price of $0.11 per unit. Each unit consists of one common share and one warrant exercisable to purchase one additional common share for $0.15 for a period of two years.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.